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SEC
Mail Processing
Section

FEB 29 2016

Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68884 RW

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structura Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 North Old Woodward Ave., Suite 303
(No. and Street)

Birmingham (City) MI (State) 48009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Price (248) 792 2602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27225 Stansbury Blvd., Suite 200 (Address) Farmington Hills (City) MI (State) 48334 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

AKB

OATH OR AFFIRMATION

I, Christopher Price, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Structura Group, Ltd., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY MCENANEY
Notary Public - Notary Seal
State of Missouri
Commissioned for Platte County
My Commission Expires: April 20, 2017
Commission Number: 13699380

Signature

Principal, Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRUCTURA GROUP, LTD.

FINANCIAL STATEMENTS

Year ended December 31, 2015

STRUCTURA GROUP, LTD.

TABLE OF CONTENTS

	Page
Independent Registered Public Accounting Firm's Report	1
Statement of Financial Condition	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Notes to the Financial Statements	5
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Independent Registered Public Accounting Firm's Report on Review of Exemption Report	9
Exemption Report Required by SEC Rule 17a-5	10

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of
Structura Group, Ltd.

We have audited the accompanying financial statements of Structura Group, Ltd. (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income and retained earnings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Structura Group, Ltd.'s management is responsible for these financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United Stated). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Structura Group Ltd.'s as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Structura Group Ltd.'s financial statements. The supplementary information is the responsibility of Structura Group Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

Farmington Hills, Michigan
February 25, 2016

Structura Group, Ltd.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
CURRENT ASSETS		
Cash	$	69,867
Related party receivable		4,000
Prepaid expenses		6,420
TOTAL CURRENT ASSETS		80,287
PROPERTY AND EQUIPMENT		
Computer equipment		4,247
Furniture and fixtures		19,543
Office electronics		4,867
		28,657
Less accumulated depreciation		(12,912)
		15,745
OTHER ASSETS		18,320
TOTAL ASSETS	$	114,352
LIABILITIES AND STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY		
Common Stock, no par value authorized 60,000 shares, issued and outstanding 1,000 shares	$	-
Retained Earnings		114,352
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	114,352

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF INCOME AND RETAINED EARNINGS
December 31, 2015

REVENUE	$	144,000
OPERATING EXPENSES		119,946
NET INCOME		24,054
BEGINNING RETAINED EARNINGS		120,298
Distributions		(30,000)
ENDING RETAINED EARNINGS	$	114,352

See notes to the financial statements

Structura Group, Ltd.
STATEMENT OF CASH FLOWS
December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	24,054
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		2,865
(Increase) decrease in:		
Related party receivable		(4,000)
Prepaid expenses		188
NET CASH PROVIDED BY OPERATING ACTIVITIES		23,107
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Stockholders		(30,000)
NET CASH USED IN FINANCING ACTIVITIES		(30,000)
NET CHANGE IN CASH		(6,893)
CASH AT BEGINNING OF YEAR		76,760
CASH AT END OF YEAR	$	69,867

See notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Birmingham, Michigan regulated and registered by the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") as a non-carrying broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and engaged in:

A. Mergers and acquisition advisory services; and

B. Structuring private securities offerings and the sale of private placement securities as part of primary offerings.

The firm operates pursuant to Sec Rule 15(c) 3-3(k)92) (i) under the customer protection rule and does not hold customer funds or safe keep customer securities. The Company does not hold any client money in its bank accounts or in escrow.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

Related Party Receivable

Related party receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end are immaterial.

Revenue Recognition

The Company receives commissions and consulting fees as compensation for its mergers and acquisition advisory services and placement of private securities offerings. Commission and consulting fee revenues and related expenses are recorded as earned.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Tax

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company follows the provisions of Income Taxes Topic of the FASB Accounting Standards Codification ("ASC"). As a result the Company applies a more-likely-than not recognition threshold for all tax uncertainties. Generally accepted accounting principles only allow the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. The Company's management has reviewed the Company's tax positions and determined there were no outstanding tax positions that would not be sustained upon examination by the taxing authorities. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. There are no federal or state returns currently under examination.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Office Electronics	10 Years
Computer and Software	10 Years
Furniture and Fixtures	10 Years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015 the Company received 100% of its revenue from a related party through common ownership for consulting services rendered.

At December 31, 2015, $4,000 is due from a related party for reimbursement of expenses.

At December 31, 2015, Other Assets includes a $13,125 vehicle asset that is intended to be purchased by a related party in 2016.

NOTE 4 - LEASING ARRANGEMENTS

The Company, as of December 31, 2015, has a lease with a third party with a 3 year term that commenced April 1, 2011. The option to renew this lease for 3 years through March 31, 2017 has been exercised. Payments in the current year totaled $ 35,640 for this space. Minimum future rental payments under this lease are as follows:

Years Ended	
December 31, 2016	$36,260
December 31, 2017	9,108
Total Minimum payments required	$45,368

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness but not less than $5,000 and that the ratios of aggregate indebtedness to net capital as defined shall not exceed 15 to 1. At December 31, 2015 the Company had net capital as defined of approximately $69,687 which was approximately $64,867 in excess of its minimum required net capital of $5,000 at December 31, 2015. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2015.

NOTE 6 – SUBSEQUENT EVENTS

The Company has performed a review of events subsequent to December 31, 2015 through February 25, 2016 the date the financial statements were available to be issued.

Structura Group, Ltd.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2015

NET CAPITAL		
Total Equity Qualified for Net Capital	$	114,352
DEDUCTIONS AND/OR CHARGES		
Non-Allowable Assets:		
Related Party Receivable		(4,000)
Furniture/Fixture/Equipment		(15,745)
Prepaid Expenses		(6,420)
Other Assets		(18,320)
TOTAL NON-ALLOWABLE ASSETS		(44,485)
NET CAPITAL BEFORE HAIRCUTS		69,867
HAIRCUTS		0
NET CAPITAL		69,867
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	64,867

Note: There are no material differences between the audited computation of Net Capital above and the corresponding schedule included in Structura Group Ltd.'s unaudited December 31, 2015 Part II A, Focus Filing.

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Board of Directors and Shareholders of
Structura Group Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Structura Group, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Structura Group, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3 Section (k)(2)(i) (the "exemption provisions") and (2) Structura Group Ltd. stated that Structura Group Ltd. met the identified provisions throughout the most recent fiscal year without exception. Structura Group Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Structura Group Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Farmington Hills, Michigan
February 25, 2016

Structura Group, Ltd.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Investment Banking Group

To Whom It May Concern:

Structura Group, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 under paragraph 17 C.F.R §240.15c3-3(k)(2)(i) for the fiscal year ended December 31, 2015.

- The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  ► The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates any financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

- The Company has met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

This Exemption Report is true and correct to the best of my and the Firm's knowledge and belief.

Signed: ______________________
Christopher Price